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                         THE SIRENA APPAREL GROUP, INC.
                               10333 VACCO STREET
                        SOUTH EL MONTE, CALIFORNIA 91733

                               September 25, 1998


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:        Mr. H. Christopher Owings, Division of Corporation Finance
                  Mail Stop 3-8

         RE:      THE SIRENA APPAREL GROUP, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  (FILE NO. 333-954)

Dear Mr. Owings:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, The Sirena Apparel Group, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-954) (the "Registration Statement"), together with all exhibits and amendments thereto. Pursuant to that certain Warrant Agreement entered into by and between the Company and Wedbush Morgan Securities dated August 19, 1994, the Company was required to keep the Registration Statement current for a period of 180 days after the effective date of the Registration Statement. Due to the expiration of such 180 day period, the Company requests that the Registration Statement be withdrawn. None of the securities registered under the Registration Statement have been issued or sold.

                  If you have any questions regarding the foregoing withdrawal application, please call Paul H. Irving or Albert Y. Park at Manatt, Phelps & Phillips, LLP, legal counsel to the Company, at (310) 312-4000.

                                            Very truly yours,

                                            THE SIRENA APPAREL GROUP, INC.



                                            By: /s/ MAURICE B. NEWMAN
                                               ---------------------------------
                                               Maurice B. Newman
                                               Chairman and Chief Executive
                                               Officer